UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 10, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **AngloGold Ashanti enters into agreement to sell Navachab mine**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

10 February, 2014

AngloGold Ashanti Enters into Agreement to Sell Navachab Mine

(ANGLOGOLD ASHANTI – Press Release) AngloGold Ashanti is pleased to announce that it has signed a binding agreement to sell its entire interest in AngloGold Ashanti Namibia (Proprietary) Limited ("AGAN"), a wholly owned subsidiary which owns the Navachab Gold Mine ("Navachab"), to a wholly-owned subsidiary of QKR Corporation Limited ("QKR") (the "Transaction").

The agreement provides for an upfront consideration based on an enterprise value of US$110 million which will be adjusted to take into account AGAN's net debt and working capital position on the closing date of the Transaction ("Closing Date"). The upfront consideration is payable in cash on the Closing Date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return ("NSR"). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the Closing Date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to an average gold price of US$1,350 per ounce being achieved and capped at 18,750 ounces sold per quarter.

The Transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months.

"We are executing on our strategy to focus our efforts on assets of scale that drive value in the business," said Charles Carter, AngloGold Ashanti's Executive Vice President of Strategy and Business Development. "We're pleased to have reached agreement to sell Navachab for fair value in the midst of a difficult market – we believe that QKR is the right group to take Navachab forward."

Lloyd Pengilly, President of QKR, noted that "Navachab is QKR's first acquisition and is the result of an extensive review process. We believe Navachab has significant potential and we look forward to working closely with the management, staff and contractors of Navachab, the Government of Namibia and Epangelo to steer the mine through its next phase of growth."

AngloGold Ashanti will continue to operate Navachab until the closing of the Transaction.

Further information on Navachab

Navachab has been owned and operated by AngloGold Ashanti since the company was formed in 1998. As at 31 December 2012, Navachab had gold Mineral Resources of 4,410,000 ounces and gold Ore Reserves of 2,100,000 ounces. In the year ended 31 December 2012, Navachab produced 74,000 ounces of gold at a cash cost of US$929 per ounce and for the nine months ended 30 September 2013 produced 46,000 ounces of gold at a cash cost of US$755 per ounce. Navachab's contribution represents less than 2% of AngloGold Ashanti's total production, Mineral Resources and Ore Reserves.

Further information on QKR

QKR is a private mining company focused on acquiring and building a diversified portfolio of development and growth assets in the EMEA region and the Americas.

Further information on Epangelo

Epangelo Mining Company (Pty) Ltd (Epangelo) is a private company with the Government of the Republic of Namibia as the sole shareholder. Epangelo was founded in 2008 and inaugurated on the 3rd of December 2009. The company was established as a flagship to respond to the aspirations of government for increased Namibian participation. It operates under various mineral policies and regulations such the Minerals (Mining and Prospecting) Act No. 31 of 1992 and the State Owned Enterprises Governance Act, respectively.

Financial Advisers to AngloGold Ashanti
CIBC World Markets plc

Legal Advisers to AngloGold Ashanti
ENS Africa

Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited

ENDS

Contacts for AGA

Media

Stewart Bailey   +27-81-032-2563/+27-11-637-6031
Chris Nthite   +27-83-301-2481

Investors
investors@anglogoldashanti.com
Stewart Bailey   +27-81-032-2563/+27-11-637-6031
Fundisa Mgidi   +27-82-821-5322
Sabrina Brockman   +1 (212) 858 7702 / +1 646 379 2555

Contacts for QKR

David Simonson   +44-207-457-2031/+44(0)7831-347-222
Anca Spiridon   +44-207-457-2842/+44(0)7887-884-794

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to the prospectus supplement to AngloGold Ashanti's prospectus dated 17 July 2012 that was filed with the Securities and Exchange Commission ("SEC") on 26 July 2013. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: February 10, 2014

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary